Exhibit 12.1

Statement of Computation of Ratios

						Three Months Ended March 31, 2012
	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands, except ratio amounts)
Earnings:
Net loss before income tax	$(25,847)	$(27,899)	$(20,500)	$(27,725)	$(127,948)	$(23,890)
Add: Fixed charges-net	12	547	2,243	3,142	4,476	1,610

Earnings as defined	$(25,835)	$(27,352)	$(18,257)	$(24,583)	$(123,472)	$(22,280)

Fixed Charges:
Interest expense and amortization of debt discount and premium on all indebtedness	$—	$529	$2,189	$3,024	$6,284	$4,551
Portion of rent representative of interest factor	12	18	54	118	169	32
Losses recognized on early extinguishment of debt	—	—	—	—	(1,977)	(2,973)

Total fixed charges	$12	$547	$2,243	$3,142	$4,476	$1,610

Ratio of earnings to fixed charges (1,2)	—	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges by $25.8 million in 2007, $27.9 million in 2008, $20.5 million in 2009, $27.7 million in 2010, $127.9 million in 2011, and $23.9 million in the first quarter of 2012.
(2)	In each of the periods presented, earnings were insufficient to cover fixed charges. The ratio of earnings to fixed charges was less than one-to-one for each of the periods presented. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.